BuildClub, Inc.

ANNUAL REPORT

66 W Flagler Street, Suite 900,
Miami, FL 33130
786-776-4014
https://www.buildclub.com/

This Annual Report is dated March 25, 2026.

BUSINESS

Company Overview

BuildClub, Inc. is an artificial intelligence consulting and implementation firm that helps organizations adopt AI technologies to improve operational efficiency, reduce costs, and enhance decision-making. The Company's services span the full AI transformation lifecycle: initial discovery audits to assess a client's data infrastructure, workflows, and readiness for AI adoption; identification and prioritization of high-impact use cases; technical architecture design; and hands-on implementation of AI-powered systems including document intelligence platforms, automated data extraction pipelines, and knowledge management tools.

BuildClub follows what it calls an "Assembly Model" approach, in which it builds modular solutions using widely available commercial cloud infrastructure and open frameworks rather than proprietary software, so that clients retain full ownership of all code, data, and documentation upon engagement completion. The Company's engagements are structured to include parallel training and upskilling of client personnel, with the objective of enabling clients to independently operate, maintain, and extend the systems BuildClub delivers.

BuildClub's initial client focus includes private equity firms, logistics, retail, service, financial services and other asset-intensive industries where large volumes of unstructured technical data — such as engineering reports, due diligence memoranda, and portfolio company operating reports — present significant opportunities for AI-driven automation and insight extraction.

Originally founded in 2016 as an on-demand supplier of building materials for contractors and homeowners, the Company successfully built and operated a physical delivery service that scaled to millions in sales and over 200,000 items delivered nationwide. Recognizing the greater market potential in AI-driven technology services, the Company completed a strategic pivot in 2024–2025 from its logistics-driven model to a consulting and implementation firm focused on enterprise AI transformation.

Business Model

BuildClub generates revenue through fixed-fee consulting engagements and phased implementation projects. Engagements are typically structured in two stages:

Discovery Audits: Fixed-fee engagements (typically 3–4 weeks) in which BuildClub conducts stakeholder interviews, reviews sample data and documents, identifies and prioritizes AI use cases, assesses technical readiness, and delivers a comprehensive implementation roadmap with architecture recommendations and cost estimates.

Implementation Projects: Phased build engagements (typically 6–12 weeks per phase) in which BuildClub designs and deploys AI-powered systems — including document intelligence platforms, automated data extraction pipelines, and knowledge management tools — using the client's existing cloud infrastructure. Each phase delivers a working system, not a strategy document, and includes parallel training of client personnel.

The Company's engagement model is designed to avoid creating long-term client dependency. All code, data, and documentation are owned by the client upon completion. BuildClub does not license proprietary software and does not charge recurring platform fees. Revenue is recognized as services are rendered on fixed-fee engagements and upon milestone achievement on implementation projects.

Corporate Structure

BuildClub, Inc. is a Delaware corporation, originally organized as Collar.Tech, Inc., on August 29, 2016. The company underwent name changes to AI Motion, Inc. on May 25, 2018, and to BuildClub, Inc. on January 7, 2021. BuildClub wholly owns a subsidiary, GSC Development LLC, which supports the company's operations.

Intellectual Property

BuildClub holds one granted patent and has five additional provisional patent applications filed. These patents cover innovative technologies related to pricing intelligence, AI-driven data analytics, and retail tools. Stephen Forte, CEO, has signed over all relevant inventions to BuildClub under an intellectual property agreement, securing the company's technological foundation. The Company's consulting methodology, including its Assembly Model framework and discovery audit process, represents additional proprietary know-how developed through client engagements.

Previous Offerings

Previous Offerings
Regulation Crowdfunding Offerings

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,929,459.54
Number of Securities Sold: 554,914
Use of proceeds: Marketing, Research & Development, Company Employment, Operations, and Working Capital
Date: January 22, 2025
Offering exemption relied upon: Regulation CF

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $294,540.00
Number of Securities Sold: 73,635
Use of proceeds: General operations and working capital
Date: December 31, 2025 (rolling close)
Offering exemption relied upon: Regulation CF

Private Placements — Section 4(a)(2)
Name: Common Stock
Type of security sold: Equity
Final amount sold: $150,000.00
Number of Securities Sold: 75,000
Use of proceeds: Members added to the advisory board
Date: November 17, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $220,000.00
Number of Securities Sold: 38,196
Use of proceeds: General Operations
Date: March 24, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $42,285.00
Number of Securities Sold: 14,095
Use of proceeds: N/a
Date: January 22, 2025
Offering exemption relied upon: Section 4(a)(2)

Note Regarding Prior Convertible Note Offerings
Between March and October 2022, the Company issued eight convertible notes totaling $2,000,000 under Section 4(a)(2) of the Securities Act. All convertible notes were converted into Series A Preferred Stock during 2023. As these offerings occurred more than three years prior to the date of this filing, they are no longer included in the detailed listing above but are disclosed here for completeness.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

In 2025, the Company completed its strategic pivot to an AI consulting and implementation firm focused on helping organizations across private equity, financial services, manufacturing, transportation, logistics, and other industries adopt AI technologies, with an emphasis on change management and workforce upskilling alongside technical implementations. Net revenue decreased from $119,998 in 2024 to $38,138 in 2025. This decrease reflects the wind-down of legacy digital product sales while the Company invested in building its consulting practice. Revenue in 2025 was generated from a combination of AI consulting engagements ($20,000), residual digital subscription income from legacy Apple Store products ($16,612), Stripe-processed sales ($1,723), and net of refunds ($197). The Company expects consulting revenue to increase meaningfully in 2026 as its client pipeline develops and engagements scale.

Cost of Sales

Cost of goods sold decreased from $64,846 in 2024 to $577 in 2025, consistent with the transition away from the legacy digital product business. The Company's consulting model carries minimal direct cost of sales in the traditional sense; the primary costs of delivering consulting engagements — personnel and cloud infrastructure — are reflected in operating expenses.

Gross Margins

Gross profit was $37,561 in 2025, compared to $55,152 in 2024. While gross profit declined in absolute terms due to lower revenue, the gross margin percentage increased significantly to approximately 98.5% from approximately 46% in 2024, reflecting the near-zero direct cost structure of the consulting business compared to the legacy digital products.

Expenses

The net loss for 2025 was $938,988, compared to a net loss of $1,399,990 in 2024, representing a reduction in losses of approximately 33%. Total operating expenses decreased from $1,325,363 in 2024 to $721,760 in 2025, driven by lower personnel costs ($99,831 vs. $185,984 in 2024), the elimination of costs associated with the legacy product business, and the Company's relocation from California to Florida. Key expense categories in 2025 included software development ($90,090), SaaS tools and infrastructure ($74,905), insurance ($43,541), travel ($39,495), and professional associations ($29,856). The Company also incurred $252,493 in fundraising costs related to its Regulation Crowdfunding offering. Below the operating line, amortization of intangible assets was $271,274 and SBA EIDL interest expense was $1,755. The Company anticipates further reductions in losses as consulting revenue grows while operating expenses remain relatively stable.

Historical results and cash flows:

As an AI consulting and implementation firm, BuildClub may seek to raise additional capital in the future to support business development, talent acquisition, and expansion of its client base across target industries. In 2025, the Company completed its strategic pivot from a software and digital tools business to a consulting firm focused on helping organizations adopt AI through a combination of technical implementation, organizational change management, and people upskilling.

The Company operates with a capital-light model. BuildClub does not own physical delivery assets, manufacturing equipment, or significant hard assets. All consulting engagements are delivered using the client's existing cloud infrastructure and commercially available tools under the Company's Assembly Model approach, which avoids proprietary software lock-in. As of December 31, 2025, total assets were $283,959, consisting primarily of cash and cash equivalents ($37,232), accounts receivable ($20,000), and net intangible assets ($226,727 in capitalized software development costs net of accumulated amortization).

During 2025, the Company capitalized $348,451 in internal-use software development costs. The Company made no investments in physical infrastructure or hard assets.

Looking ahead, BuildClub plans to continue investing in its consulting capabilities — including hiring experienced AI practitioners and change management professionals — while maintaining a lean operational cost structure. Future capital, if raised, would be directed primarily toward talent acquisition, business development, and sales and marketing to expand the Company's client base.

Transactions exceeding 5% of aggregate capital raised:

During the year ended December 31, 2025, the following transactions exceeded 5% of the aggregate amount of capital raised by the Company: (1) The Company issued 73,635 shares of Series A Preferred Stock at $4.00 per share through its Regulation Crowdfunding offering (rolling close), for gross proceeds of approximately $294,540. (2) Loans from shareholders (related parties) increased by $229,843 during 2025, bringing the total outstanding related party loan balance to $270,740. These loans are non-interest bearing and due on demand. Details are disclosed in Notes 4 and 8 to the financial statements.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 37,231.75.

Debt

Creditor: SBA
Outstanding balance: $46,168.00
Interest rate: 3.75%
Creditor: Various Shareholders
Outstanding balance: $270,740.00
Interest rate: 0%
Material terms: These shareholder loans are non-interest bearing and carry no fixed repayment schedule. They are callable by the lender at any time, providing flexible capital support for the Company's operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Responsibilities: Stephen is leading the effort. He receives $88,419 in annual salary and compensation for the year ended December 31, 2025.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Stephen Forte
Amount and nature of Beneficial ownership: 6,000,000
Percent of class: 72.16%

RELATED PARTY TRANSACTIONS

Name of Person: Various Shareholders
Relationship to Company: Shareholders
Nature / amount of interest in the transaction: These shareholder loans are non-interest bearing and carry no fixed repayment schedule. They are callable by the lender at any time, providing flexible capital support for the Company's operations.
Material Terms: Amount: $270,740, 0% Interest Rate, Due On-Demand

OUR SECURITIES

The Company has authorized Common Stock and Series A Preferred Stock.

Common Stock
Authorized: 15,000,000
Outstanding: 8,314,207
Voting Rights: 1 vote per share.

Material Rights:
The Company has reserved 1,200,000 shares of Common Stock pursuant to its 2019 Omnibus Incentive Plan. Of these, 906,250 shares are subject to outstanding stock options and 293,750 shares remain available for future grants.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Preferred Stock
Authorized: 5,000,000
Outstanding: 1,934,545
Voting Rights: There are no voting rights associated with Series A Preferred Stock.

Material Rights:
Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference. Conversion Rights. Holders of Series A Preferred Stock have certain conversion rights. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our services, that potential clients will choose us over competing firms, or that we will be able to deliver services at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates have moderated, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our consulting operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our consulting operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our consulting services may fail to achieve projected revenue

The Company has recently pivoted from a product-based business model to an AI consulting and implementation model. Our revenue projections are based on assumptions that organizations in our target sectors — including private equity, financial services, manufacturing, transportation, logistics, and other industries — will engage BuildClub for AI transformation services. It is possible that potential clients will choose to build internal AI capabilities, engage larger established consulting firms, or defer AI adoption entirely. If we fail to achieve significant client engagements, this could materially and adversely impact the value of your investment.

We face significant market competition

The AI consulting and implementation market is highly competitive. We compete with large, established consulting firms (including the "Big Four" accounting firms, Accenture, McKinsey, and others), specialized AI consultancies, internal corporate IT departments, and software vendors offering turnkey AI solutions. Many of these competitors have significantly greater financial resources, brand recognition, and larger professional workforces than we do. They may be able to offer lower pricing, broader service capabilities, or more established client relationships. There can be no assurance that BuildClub's Assembly Model approach and sector-specific expertise will be sufficient to compete effectively against these established players. It should further be assumed that competition in the AI services market will continue to intensify.

We are an early stage company and have not yet generated any profits

BuildClub, Inc. was formed on August 29, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company recently completed a strategic pivot from a product-based model to an AI consulting and implementation firm, further limiting the historical data available to assess its future performance in this new market. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BuildClub, Inc. has incurred net losses since inception and has an accumulated deficit of $8,269,787 as of December 31, 2025. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including cloud infrastructure services (such as Microsoft Azure and Amazon Web Services), AI model providers, accounting, legal work, and public relations. Our consulting engagements also depend on access to client systems and data, which may be subject to client-side delays or restrictions. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key providers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a technology consulting firm that handles sensitive client data — including financial records, due diligence materials, and proprietary business information — the Company may be vulnerable to cyber-attacks, data breaches, or unauthorized access. A security incident involving client data could expose the Company to significant legal liability, damage client relationships, and harm our reputation. We rely on third-party cloud infrastructure providers for data storage and processing, and any disruption or breach at those providers could also impact our operations. While we implement security best practices including private cloud deployments and access controls, no system is completely immune to attack. Any significant data breach or security incident could materially and adversely impact the Company's financial condition and business.

Dependence on Capital to Continue Operations

The Company is dependent on its ability to generate sufficient consulting revenue and, if necessary, raise additional capital in order to continue operations and execute its business plan. The Company has historically funded operations through equity financings, including its Regulation Crowdfunding offering which closed in 2025. While the Company is not currently conducting an active securities offering, it may need to seek additional financing in the future from sources such as venture capital firms, strategic investors, or commercial lenders. There can be no assurance that such financing will be available to the Company on favorable terms, or at all. If the Company is unable to generate sufficient revenue from consulting engagements or raise additional capital when needed, it may not have adequate resources to sustain operations. Investors should understand that the Company's continued viability is subject to its ability to generate revenue and, if necessary, raise capital, and that any failure to do so could materially and adversely affect the Company's financial condition, results of operations, and ability to achieve its business objectives.

The AI technology landscape is evolving rapidly and could render our services less valuable

The Company's business depends on the continued demand for AI consulting and implementation services. The AI technology landscape is evolving rapidly, with new tools, models, and platforms being released frequently. It is possible that advances in AI technology — including more capable and user-friendly AI tools that require less specialized expertise to deploy — could reduce the demand for our consulting services. If organizations are able to adopt AI effectively using off-the-shelf solutions without the need for specialized consulting, the Company's addressable market could shrink significantly. Additionally, changes in the regulatory environment surrounding AI could impact the Company's ability to deliver certain services or increase the cost of compliance.

We may be dependent on a small number of clients for a significant portion of our revenue

As an early-stage consulting firm, the Company may derive a significant portion of its revenue from a small number of client engagements. The loss of any single major client, or a significant reduction in the scope of an engagement, could have a material adverse effect on the Company's revenue and operating results. Additionally, the Company's target clients — including private equity firms, financial services companies, manufacturers, and transportation and logistics businesses — may be subject to economic cycles, regulatory changes, and capital market conditions that could cause them to delay, reduce, or cancel planned AI initiatives.

The Company is heavily dependent on its founder and sole director

Stephen Forte serves as the Company's Chief Executive Officer, Principal Accounting Officer, and sole member of the Board of Directors. The Company's operations, client relationships, and strategic direction are substantially dependent on Mr. Forte's continued involvement. The loss of Mr. Forte's services, whether due to death, disability, or departure, could materially and adversely affect the Company's ability to maintain client relationships, execute engagements, and operate its business. The Company does not maintain key-person life insurance on Mr. Forte.

The Company's recent business model pivot introduces additional uncertainty

The Company completed a strategic pivot in 2024–2025 from a product-based business (building materials delivery and browser extension tools) to an AI consulting and implementation firm. This represents a fundamental change in the Company's revenue model, target market, competitive landscape, and required operational capabilities. The Company's historical financial performance and operating metrics from prior periods may not be indicative of future results under the new business model. There can be no assurance that the Company will successfully establish itself in the AI consulting market or generate sufficient revenue from consulting engagements to sustain operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 25, 2026.

BuildClub, Inc.

By /s/ *Stephen Forte*
Title: CEO

By /s/ *Stephen Forte*
Name: Stephen Forte
Title: CEO

By /s/ *Stephen Forte*
Name: Stephen Forte
Title: CEO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

BuildClub

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
110010 Cash on hand	0.00
111010 SVB Checking (7769)	324.08
111020 Brex Cash (9210)	36,023.59
111040 Wells Checking (2580)	356.19
111050 Wise USD (5944)	0.00
111060 Brex Treasury	196.44
111070 Wise GBP (9041)	172.06
111080 Wise EUR (9561)	159.39
113000 Stripe Batch	0.00
Total for Bank Accounts	**$37,231.75**
Accounts Receivable	
120010 Accounts Receivable (A/R)	20,000.00
120011 Accounts Receivable StartEngine	0.00
Total for Accounts Receivable	**$20,000.00**
Other Current Assets	
130000 Asset Account using sync with Magento	0.00
130020 Inventory Asset	0.00
140030 Prepaid Expenses	0.00
150060 Undeposited Funds	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$57,231.75**
Fixed Assets	
Toyota Forklift Serial# 8FGCU15-33157	0.00
Total for Fixed Assets	**$0.00**
Other Assets	
170010 Development Costs	$1,948,841.00
170020 Accumulated	-1,722,114.05
Total for 170010 Development Costs	**$226,726.95**
Total for Other Assets	**$226,726.95**
Total for Assets	**$283,958.70**

Balance Sheet

BuildClub

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
210010 Accounts Payable (A/P)	30,165.00
Total for Accounts Payable	**$30,165.00**
Credit Cards	
200010 Brex Card	0.00
200020 Home Depot - QuickBooks Purchases	0.00
200050 Amex	2,459.67
200060 Ramp Card	0.00
200070 Sapphire	271.47
200080 Atlas Visa Infinite Card	0.00
Total for Credit Cards	**$2,731.14**
Other Current Liabilities	
220000 Sales Tax Payable	
221000 Arizona Department of Revenue Payable	0.00
222000 California Department of Tax and Fee Administration Payable	$0.00
222100 Out Of Scope Agency Payable	0.00
222200 Texas State Comptroller Payable	0.00
222300 Nevada Department of Taxation Payable	0.00
Total for 222000 California Department of Tax and Fee Administration Payable	**$0.00**
223000 Florida Department of Revenue Payable	0.00
224000 Illinois Department of Revenue Payable	0.00
225000 Massachusetts Department of Revenue Payable	0.00
227000 New York Department of Taxation and Finance Payable	0.00
Total for 220000 Sales Tax Payable	**$0.00**
230032 Accrued Expenses	0.00
230050 Loan From Shareholder	270,740.03
231000 Payroll Clearing	$0.00
231100 Payroll Liabilities	0.00
231200 Payroll Tax Liabilities	0.00
231300 Employee Deduction Liabilities	0.00
Total for 231000 Payroll Clearing	**$0.00**
Total for Other Current Liabilities	**$270,740.03**
Total for Current Liabilities	**$303,636.17**
Long-term Liabilities	
240030 SBA EIDL	46,167.99
Total for Long-term Liabilities	**$46,167.99**
Total for Liabilities	**$349,804.16**

Balance Sheet

BuildClub

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Equity	
300010 Opening Balance Equity	-271.47
300020 Owner's Investment	2,608,376.68
300030 Owner's Pay & Personal Expenses	0.00
300050 Preferred stock	4,481,935.76
300051 Financing Costs	-122,775.77
300040 Retained Earnings	-6,094,122.79
Net Income	-938,987.87
Total for Equity	**-$65,845.46**
Total for Liabilities and Equity	**$283,958.70**

Profit and Loss

BuildClub

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
410000 Stripe	
410030 Sales	1,723.00
Total for 410000 Stripe	**$1,723.00**
420000 Non-Stripe Primary Income	20,000.00
430000 Apple Store Subscriptions	16,611.68
440000 Refunds	-197.00
Total for Income	**$38,137.68**
Cost of Goods Sold	
500010 COGS	285.92
500021 Delivery of Goods	290.66
Total for Cost of Goods Sold	**$576.58**
Gross Profit	**$37,561.10**
Expenses	
610010 Employee Expenses	
610020 Employer contribution expenses	2,459.95
610030 Employer taxes	3,124.65
610060 Salaries, wages and other earnings	88,419.44
610061 Payroll Processing Fees	962.00
617000 Workers Comp Insurance	4,864.91
Total for 610010 Employee Expenses	**$99,830.95**
610070 Medical & Dental	3,123.00
611000 Auto	
611010 Auto Misc	3,022.54
611020 Fuel	419.78
611030 Lease & Purchase Payments	19,822.45
611040 Parking	1,446.70
Total for 611000 Auto	**$24,711.47**
612050 Office Equipment	2,341.18
612060 Office Supplies	9,452.03
612080 SaaS	74,905.04
612090 Telephone	4,514.76
612100 Internet	155.51
614000 Development	$7,000.00
614010 BuildClub Android	297.00
614080 Software Development	82,495.68
614090 Testing	297.00
Total for 614000 Development	**$90,089.68**
616000 Legal & Professional Services	6,148.05
616020 Outside Services	16,690.81
616030 Professional Associations	29,856.00
617010 Insurance	43,541.43
618000 Bank Charges & Fees	1,861.48
618010 Stripe fees	70.87

Profit and Loss

BuildClub

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
618020 Interest Paid	65.25
619020 Postage & Delivery	34.72
620000 Entertainment	507.88
620010 Meals	4,153.58
621000 Rent & Lease	15,120.81
622000 Taxes & Licenses	2,595.63
623000 Travel	39,495.92
624000 Fundraising	252,493.47
Total for Expenses	**$721,759.52**
Net Operating Income	**-$684,198.42**
Other Income	
710000 Other income	3,244.07
711000 Cash and cards rewards	5,665.99
Total for Other Income	**$8,910.06**
Other Expenses	
815000 Amortization	271,273.92
816000 Other expenses	-9,329.67
824010 SBA Interest Expense	1,755.26
Total for Other Expenses	**$263,699.51**
Net Other Income	**-$254,789.45**
Net Income	**-$938,987.87**

Statement of Cash Flows

BuildClub

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-938,987.87
Adjustments to reconcile Net Income to Net Cash provided by operations:	
120010 Accounts Receivable (A/R)	-20,000.00
140030 Prepaid Expenses	80.15
170020 Development Costs:Accumulated	271,273.92
200010 Brex Card	-59.99
200020 Home Depot - QuickBooks Purchases	2.05
200050 Amex	-57,803.93
200060 Ramp Card	-165.00
200070 Sapphire	271.47
200080 Atlas Visa Infinite Card	0.00
210010 Accounts Payable (A/P)	30,165.00
221000 Sales Tax Payable:Arizona Department of Revenue Payable	0.00
222300 Sales Tax Payable:California Department of Tax and Fee Administration Payable:Nevada Department of Taxation Payable	0.00
223000 Sales Tax Payable:Florida Department of Revenue Payable	0.00
230032 Accrued Expenses	-3,000.00
230050 Loan From Shareholder	229,842.80
231100 Payroll Clearing:Payroll Liabilities	-2,036.71
231200 Payroll Clearing:Payroll Tax Liabilities	-765.25
231300 Payroll Clearing:Employee Deduction Liabilities	-1,235.99
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$446,568.52**
Net cash provided by operating activities	**-$492,419.35**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
240030 SBA EIDL	-1,172.74
300010 Opening Balance Equity	-271.47
300050 Preferred stock	170,432.59
300051 Financing Costs	-14,469.34
Net cash provided by financing activities	**$154,519.04**
NET CASH INCREASE FOR PERIOD	**-$337,900.31**
Cash at beginning of period	**$375,132.06**
CASH AT END OF PERIOD	**$37,231.75**

BUILDCLUB, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock	
	Shares	Amount	Shares	Amount
Balance — December 31, 2023	**8,239,207**	**$824**	**1,466,630**	**$146**
Issuance of Stock	75,000	8	394,280	39
Share-Based Compensation	—	—	—	—
Net loss	—	—	—	—
Balance — December 31, 2024	**8,314,207**	**$832**	**1,860,910**	**$185**
Issuance of Preferred Stock	—	—	73,635	7
Net loss	—	—	—	—
Balance — December 31, 2025	**8,314,207**	**$832**	**1,934,545**	**$192**

Note: Figures for the year ended December 31, 2024 are derived from audited financial statements. Figures for the year ended Dec

Equity Issuance Costs	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
($83,097)	$6,461,547	($5,930,809)	$448,611
(59,278)	1,243,601	—	1,184,370
—	1,820	—	1,820
—	—	(1,399,990)	(1,399,990)
($142,375)	$7,706,968	($7,330,799)	$234,811
(14,741)	185,167	—	170,433
—	—	(938,988)	(938,988)
($157,116)	$7,892,135	($8,269,787)	($533,744)

:ember 31, 2025 are management-prepared (unaudited).

BUILDCLUB, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

NOTE 1 - NATURE OF OPERATIONS

BuildClub, Inc. was formed on August 29, 2016 (Inception) in the State of Delaware. The financial statements of BuildClub, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

BuildClub, Inc. is an artificial intelligence consulting and implementation firm that helps organizations adopt AI technologies to improve operational efficiency, reduce costs, and enhance decision-making. The Company's services span the full AI transformation lifecycle: initial discovery audits to assess a client's data infrastructure, workflows, and readiness for AI adoption; identification and prioritization of high-impact use cases; technical architecture design; and hands-on implementation of AI-powered systems including document intelligence platforms, automated data extraction pipelines, and knowledge management tools. BuildClub follows what it calls an "Assembly Model" approach, in which it builds modular solutions using widely available commercial cloud infrastructure and open frameworks rather than proprietary software, so that clients retain full ownership of all code, data, and documentation upon engagement completion. The Company's engagements are structured to include parallel training and upskilling of client personnel, with the objective of enabling clients to independently operate, maintain, and extend the systems BuildClub delivers. BuildClub's initial client focus includes private equity firms, mining and natural resource companies, and other asset-intensive industries where large volumes of unstructured technical data — such as geological reports, due diligence memoranda, and portfolio company operating reports — present significant opportunities for AI-driven automation and insight extraction. Revenue is generated through fixed-fee consulting engagements and phased implementation projects. The Company was originally incorporated as Collar.Tech Inc. on August 29, 2016, renamed AI Motion Inc. on May 25, 2018, and renamed BuildClub Inc. on January 7, 2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting. The financial statements for the year ended December 31, 2024 are derived from the Company's audited financial statements. The financial statements for the year ended December 31, 2025 are management-prepared and have not been audited or reviewed by an independent accountant.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors. As of December 31, 2025, and December 31, 2024, the Company determined that no reserve was necessary.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled. The Company applies the following five-step model: (1) identification of the contract with the customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as each performance obligation is satisfied.

Revenue is generated primarily through fixed-fee consulting engagements and phased implementation projects. Revenue from fixed-fee engagements is recognized over time as services are rendered, using an input method based on labor hours incurred relative to total estimated hours. Revenue from milestone-based implementation projects is recognized at the point in time when each milestone is achieved and accepted by the client.

Cost of Revenue

Cost of revenue includes personnel costs for consultants and engineers directly engaged on client projects, cloud infrastructure costs incurred on behalf of clients, and other directly related expenses incurred in delivering the Company's services.

Advertising Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $12,450 and $65,663, respectively, and are included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and the state of Florida. In early 2025 the Company ceased operations in the state of California and now operates solely in Florida. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities generally for the past three years of filed returns. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents exceeded FDIC insured limits by $106,672. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2026, which is the date the financial statements were available to be issued.

NOTE 3 - INTANGIBLE ASSETS

As of December 31, 2025, and December 31, 2024, intangible assets consist of:

As of Year Ended December 31,	2025	2024
Internal-use software, at cost	$1,948,841	$1,600,390
Impairment	—	(149,550)
Accumulated amortization	(1,722,114)	(1,450,840)
Intangible Assets, net	**$226,727**	**$—**

Amortization expenses for intangible assets for the years ended December 31, 2025, and December 31, 2024, were $271,274 and $183,856, respectively. During the year ended December 31, 2024, the Company recorded an impairment charge of $149,550. No impairment was recorded for the year ended December 31, 2025. During 2025, the Company capitalized $348,451 in new internal-use software development costs related to its AI-powered browser extension and subscription products.

NOTE 4 - DEBT

SBA EIDL Loan

The Company has a Small Business Administration (SBA) Economic Injury Disaster Loan (EIDL) with an original principal of $50,000, bearing interest at 3.75% per annum, with a maturity date of May 22, 2050. As of December 31, 2025, the outstanding balance was $46,168 (compared to $47,341 as of December 31, 2024), reflecting principal payments of $1,173 during 2025.

The summary of future maturities as of December 31, 2025 is as follows:

Year	Amount
2026	$2,928
2027	$2,928
2028	$2,928
2029	$2,928
2030	$2,928
Thereafter	$31,528
Total	**$46,168**

Related Party Loans

As of December 31, 2025, the Company had loans from shareholders totaling $270,740 (compared to $40,897 as of December 31, 2024), representing an increase of $229,843 during 2025. These loans are non-interest bearing and are due on demand.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has no long-term leases in place, and all leases are on a short-term basis. Rent and lease expenses were $15,121 for the year ended December 31, 2025, compared to $58,614 for the year ended December 31, 2024.

Contingencies

In 2024, the Company was charged $400,000 by Google for services rendered in a single transaction. The Company disputed this charge. As of December 31, 2024, no accrual had been made to recognize this charge or any potential liability due to the ongoing dispute. As of March 20, 2026, the Company believes Google has accepted the Company's evidence of a billing error and has dismissed the claim in the Company's favor. The Company's Google account remains active.

Litigation and Claims

As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 6 - STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized the issuance of 15,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2025, and December 31, 2024, the Company had 8,314,207 shares of common stock issued and outstanding.

Series A Preferred Stock

The Company has authorized the issuance of 5,000,000 shares of Series A Preferred Stock with a par value of $0.0001. As of December 31, 2025, the Company had 1,934,545 shares of Series A Preferred Stock issued and outstanding, compared to 1,860,910 shares as of December 31, 2024, representing an increase of 73,635 shares issued during 2025. Series A Preferred Stock carries no voting rights. Each share of Series A Preferred Stock was offered at $4.00 per share in the Company's Regulation Crowdfunding offering.

The following table summarizes the Company's capitalization as of December 31, 2025:

Share Class	Authorized / Reserved	Outstanding	% of Outstanding

Common Stock	15,000,000	8,314,207	81.12%
Series A Preferred Stock	5,000,000	1,934,545	18.88%
Total Outstanding		**10,248,752**	**100.00%**

Additionally, the Company has 906,250 stock options outstanding and 293,750 options available for future grants under the 2019 Omnibus Incentive Plan (1,200,000 shares reserved). On a fully diluted basis (including outstanding options), the total is 11,155,002.

Ownership

Stephen Forte, through the Stephen and Camilla Forte Living Trust Dated March 26th, 1999, holds 6,000,000 shares of common stock, representing 72.16% of outstanding common stock and 53.79% of the Company on a fully diluted basis (including outstanding options) as of December 31, 2025.

NOTE 7 - SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards to employees, non-employee directors, and non-employee consultants.

Stock-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2025	2024
General and administrative	$—	$1,820
Total share-based compensation	**$—**	**$1,820**

No new options were granted, exercised, or expired during the year ended December 31, 2025. During the year ended December 31, 2024, 125,000 options were cancelled due to employee terminations. During prior periods, an additional 335,350 options were cancelled or forfeited.

A summary of the Company's stock option activity:

	Number of Awards	Wtd Avg Exercise Price	Wtd Avg Remaining Term
Outstanding at Dec 31, 2023	1,031,250	$0.98	7.58
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	(125,000)	$(1.01)	—
Outstanding at Dec 31, 2024	**906,250**	**$0.99**	**6.50**
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	—	—	—
Outstanding at Dec 31, 2025	**906,250**	**$0.99**	**5.50**

The stock options were valued using the Black-Scholes option pricing model with the following assumptions: expected life of 10.00 years, risk-free interest rate of 4.23%, expected volatility of 75%, and annual dividend yield of 0%.

NOTE 8 - RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had outstanding loans from shareholders totaling $270,740 (compared to $40,897 as of December 31, 2024), representing an increase of $229,843 during 2025. The loans do not accrue interest and are due on demand. Stephen Forte, the Company's CEO and sole director, holds 6,000,000 shares of common stock through the Stephen and Camilla Forte Living Trust, representing 53.79% of the Company on a fully diluted basis.

NOTE 9 - INCOME TAXES

The provision for income taxes for the years ended December 31, 2025, and December 31, 2024, consists of the following:

As of Year Ended December 31,	2025	2024
Net Operating Loss	$(278,816)	$(415,797)
Valuation Allowance	$278,816	$415,797
Net Provision for income tax	**$—**	**$—**

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025, and December 31, 2024, are as follows:

As of Year Ended December 31,	2025	2024
Net Operating Loss	$(1,840,939)	$(1,562,123)
Valuation Allowance	$1,840,939	$1,562,123
Total Deferred Tax Asset	**$—**	**$—**

Management has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. As of December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $6,199,000 (compared to $5,259,675 as of December 31, 2024). The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits and no accrued interest and penalties related to uncertain tax positions.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through March 20, 2026, the issuance date of these financial statements. There have been no events or transactions during this time which would have a material effect on these financial statements other than as disclosed in Note 5 regarding the resolution of the Google billing dispute.

NOTE 11 - GOING CONCERN

The Company has incurred a net loss of $938,988 for the year ended December 31, 2025, and has an accumulated deficit of $8,269,787 as of December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

I, Stephen Forte (Print Name), the Founder, Chief Executive Officer, and sole member of the Board of Directors (Principal Executive Officers) of BuildClub, Inc. (Company Name), hereby certify that the financial statements of BuildClub, Inc. (Company Name) and notes thereto for the periods ending December 31, 2024 (first Fiscal Year End of Review) and December 31, 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

BuildClub, Inc. has not yet filed its federal tax return for 2025.

For the year 2024 the amounts reported on our tax returns were total income of $44,709 taxable income of -$806,121 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 20, 2026.

_____ (Signature) Stephen Forte

Founder, Chief Executive Officer, and sole member of the Board of Directors

3/25/26_____ (Date)